UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

             57164Y  10  7
(CUSIP Number)

Stephanie M. Loughlin
Venable LLP
575 7th Street, N.W.
Washington, D.C.  20036  (202) 344-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y 10 7	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	2,002,797*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	2,002,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%**
14	TYPE OF REPORTING PERSON	CO

*  Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 290,402 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., and 792,396 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y 10 7	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, L.P. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	2,002,797*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	2,002,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%**
14	TYPE OF REPORTING PERSON	PN

*  Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 290,402 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., and 792,396 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

** The denominator is based on the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y 10 7	Page 4 of 23 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	448,168*
	8	SHARED VOTING POWER	3,900,530**
	9	SOLE DISPOSITIVE POWER	448,168*
	10	SHARED DISPOSITIVE POWER	3,900,530**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,348,698
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%***
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 311,255 shares held directly by J. W. Marriott, Jr.; and (b) 136,913 shares subject to options to purchase common stock (“Options”), stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) currently exercisable or exercisable within 60 days of October 31, 2013.  SAR underlying share amounts are based on the $50.08 closing price of Marriott Vacations Worldwide Corporation common stock on October 31, 2013.

**  Consists of the following: (a) 291,922 shares held by 16 trusts for the benefit of the children of J. W. Marriott, Jr. and the children of Richard E. Marriott, for which J. W. Marriott, Jr. serves as a trustee; (b) 1,269,700 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (c) 32,488 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., for which J.W. Marriott, Jr. serves as a trustee; (d) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which J.W. Marriott, Jr. serves as a director;

CUSIP No. 57164Y 10 7	Page 5 of 23 Pages

(e) 32,349 shares owned by JWM Associates Limited Partnership, in which J.W. Marriott, Jr. is a general partner; (f) 199,144 shares held by four trusts for the benefit of J. W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (g) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (h) 5,487 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as trustee; (i) 28,252 shares held by J. W. Marriott, Jr.’s  spouse; (j) 8,436 shares owned by four trusts for the benefit of Stephen Garff Marriott’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; and (k) 25,000 shares owned by The JWM Generations Trust, for which the spouse of J.W. Marriott, Jr. serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  The denominator is based on:  (a) the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation; and (b) 136,913 shares subject to Options, SARs and RSUs exercisable within 60 days of October 31, 2013.

CUSIP No. 57164Y 10 7	Page 6 of 23 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	59,065*
	8	SHARED VOTING POWER	3,335,161**
	9	SOLE DISPOSITIVE POWER	59,065*
	10	SHARED DISPOSITIVE POWER	3,335,161**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,394,226
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%***
14	TYPE OF REPORTING PERSON		IN

* Consists of the following: (a) 58,645 shares held directly by John W. Marriott III; and (b) 420 director shares currently exercisable or exercisable within 60 days of October 31, 2013.

**  Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which John W. Marriott III serves as a director; (b) 1,269,700 shares owned by The J. Willard and Alice S. Marriott Foundation, a charitable foundation, for which John W. Marriott III serves as a trustee; (c) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of

CUSIP No. 57164Y 10 7	Page 7 of 23 Pages

John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (d) 3,155 shares owned by John W. Marriott III’s spouse; (e) 17,698 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (f) 25,000 shares held by The JWM Generations Trust, for which John W. Marriott, III serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest; (g) 6,856 shares owned by four trusts for the benefit of David Sheets Marriott’s children, for which John W. Marriott III serves as trustee; and (h) 5,000 shares held by John W. Marriott III’s minor child.

***  The denominator is based on:  (a) the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation; and (b) 420 director shares currently exercisable or exercisable within 60 days of October 31, 2013.

CUSIP No. 57164Y 10 7	Page 8 of 23 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	16,239*
	8	SHARED VOTING POWER	3,368,821**
	9	SOLE DISPOSITIVE POWER	16,239*
	10	SHARED DISPOSITIVE POWER	3,368,821**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,385,060
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%***
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 16,024 shares held directly by Deborah Marriott Harrison; and (b) 215 subject to RSUs currently exercisable or exercisable within 60 days of October 31, 2013.

**  Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which Deborah Marriott Harrison serves as a director; (b) 1,269,700 shares owned by The J. Willard and Alice S. Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c) 9,496 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (d) 1,926 shares owned jointly by Deborah Marriott Harrison and her husband;

CUSIP No. 57164Y 10 7	Page 9 of 23 Pages

(e) 502 shares held by two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 3,202 shares subject to Options, SARs, RSUs and deferred bonus stock held by Deborah Marriott Harrison’s husband currently exercisable or exercisable within 60 days of October 31, 2013 (SAR underlying share amounts are based on the $50.08 closing price of Marriott Vacations Worldwide Corporation common stock on October 31, 2013); (g) 38,500 shares held in five trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison serves as a trustee; (h) 17,698 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which Deborah Marriott Harrison serves as a trustee; and (i) 25,000 held by The JWM Generations Trust, for which Deborah Marriott Harrison serves as a trustee.  Mrs. Harrison disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

***  The denominator is based on:  (a) the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation; and (b) 3,417 shares subject to Options, SARs, RSUs and deferred bonus stock exercisable within 60 days of October 31, 2013.

CUSIP No. 57164Y 10 7	Page 10 of 23 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Blake Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,163*
	8	SHARED VOTING POWER	2,002,956**
	9	SOLE DISPOSITIVE POWER	1,163*
	10	SHARED DISPOSITIVE POWER	2,002,956**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,004,119
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%***
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 224 shares held directly by Stephen Blake Marriott; and (b) 939 shares subject to SARs currently exercisable or exercisable within 60 days of October 31, 2013.  SAR underlying share amounts are based on the $50.08 closing price of Marriott Vacations Worldwide Corporation common stock on October 31, 2013.

** Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which Stephen Blake Marriott serves as a director; and (b) 159 shares held by a trust for the benefit of his nephew, for which Stephen Blake Marriott serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  The denominator is based on:  (a) the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation; and (b) 939 shares subject to SARs currently exercisable or exercisable within 60 days of October 31, 2013.

CUSIP No. 57164Y 10 7	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	Estate of Stephen Garff Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	110,957*
8	SHARED VOTING POWER	2,011,233**
9	SOLE DISPOSITIVE POWER	110,957*
10	SHARED DISPOSITIVE POWER	2,011,233**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,122,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%***
14	TYPE OF REPORTING PERSON	OO

*  Consists of the following: (a) 106,587 shares held by the Estate of Stephen Garff Marriott (the “Estate”); and (b) 4,370 shares held directly by the personal representative of the Estate, Juliana B. Marriott.

** Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc.; and (b) 8,436 shares held in four trusts for the benefit of Juliana B. Marriott’s children, for which Juliana B. Marriott serves as a trustee.  Ms. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

***  The denominator is based on the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y 10 7	Page 12 of 23 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	62,119*
	8	SHARED VOTING POWER	2,035,186**
	9	SOLE DISPOSITIVE POWER	62,119*
	10	SHARED DISPOSITIVE POWER	2,035,186**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,097,305
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%***
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 59,697 shares held directly by David Sheets Marriott; and (b) 2,422 shares subject to Options, SARs and RSUs currently exercisable or exercisable within 60 days of October 31, 2013.  SAR underlying share amounts are based on the $50.08 closing price of Marriott Vacations Worldwide Corporation common stock on October 31, 2013.

** Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which David Sheets Marriott serves as a director; (b) 533 shares held by David Sheets Marriott’s spouse; (c) 6,856 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; and (d) 25,000 shares held by The JWM Generations Trust, for which David Sheets Marriott serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  The denominator is based on: (a) the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by Marriott Vacations Worldwide Corporation; and (b) 2,422 shares subject to Options, SARs and RSUs exercisable within 60 days of October 31, 2013.

Schedule 13D/A	Page 13 of 23 Pages
Marriott Vacations Worldwide Corporation

Item 2.  Identity and Background
This Amendment No. 2 on Schedule 13D/A (this “Amendment”) is being jointly filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Blake Marriott, David Sheets Marriott (collectively, the “Individual Reporting Persons”), the Estate of Stephen Garff Marriott (the “Estate”), JWM Family Enterprises, Inc. (“Family Corp”) and JWM Family Enterprises, L.P. (“Family L.P.” and collectively with the Individual Reporting Persons, the Estate and Family Corp, the “Reporting Persons”).

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.  The Estate has no officers or directors, only a personal representative (the “Representative”).  Information regarding the Representative also is set forth on Appendix A hereto.  The directors and executive officers of Family Corp are also set forth on Appendix A hereto.  Family L.P. has no directors or executive officers.  Family Corp is a corporation organized under the laws of the State of Delaware.  Family Corp’s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816, and its principal business is the ownership and operation of hotels.  Family L.P. is a limited partnership organized under the laws of the State of Delaware.  Family L.P.’s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD  20816, and its principal business is the ownership and operation of hotels.

To the best knowledge of the Reporting Persons, during the last five years, none of the Individual Reporting Persons, the Representative or the directors and executive officers of Family Corp has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons, during the last five years, none of the Individual Reporting Persons, the Representative or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each Individual Reporting Person and the Representative is a citizen of the United States of America.

Item 4.                 Purpose of Transaction

On May 17, 2006, certain Individual Reporting Persons entered into an Amended and Restated Stockholders Agreement (the “2006 Agreement”) of Family Corp in connection with a contribution to Thomas Point Ventures, L.P. (“TPV”) of 6,600,000 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), of Marriott International, Inc.

Schedule 13D/A	Page 14 of 23 Pages
Marriott Vacations Worldwide Corporation

(“MAR”).  The 2006 Agreement set forth certain agreements between the parties with respect to, among other things, the voting of Class A Shares. Family Corp is the sole General Partner of Family L.P., and Family L.P. is the sole General Partner of TPV.

On November 21, 2011, the spin-off of Marriott Vacations Worldwide Corporation (“MVWC”) from MAR (the “Spin-Off”) was completed. In the Spin-Off, MAR’s vacation ownership operations and related residential business were separated from MAR through a special tax-free dividend to MAR’s shareholders of all of the issued and outstanding common stock, par value $0.01 per share of MVWC (the “MVWC Stock”). As a result of the Spin-Off, MVWC became an independent company, and the MVWC Stock is listed on the New York Stock Exchange under the symbol “VAC.” Following the Spin-Off, MVWC and MAR have operated independently, and neither company has any ownership interest in the other.

The 2006 Agreement covered any securities issued with respect to the Class A Shares as a result of any stock split, reclassification or recapitalization.  The Reporting Persons treated the distributed shares of MVWC Stock as an issuance covered by the 2006 Agreement and, therefore, the voting and other provisions of the 2006 Agreement applied to such shares.

Effective September 30, 2013, the Individual Reporting Persons and the Representative entered into the Second Amended and Restated Stockholders Agreement (the “2013 Agreement”) of Family Corp in connection with a contribution to Anchorage Partners, L.P. (“Anchorage”) of 4,200,000 Class A Shares.  Family Corp is the sole General Partner of Family L.P., and Family L.P. is the sole General Partner of Anchorage.

The 2013 Agreement does not include MVWC Stock in the voting and other provisions of the agreement.  As a result, there are no longer any agreements, arrangement or understandings between or among the Individual Reporting Persons or the Representative with respect to voting, acquiring or disposing of MVWC Stock and, therefore, the Reporting Persons should no longer potentially be deemed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Of the shares of MVWC Stock beneficially owned by Family Corp, 784,881 shares have been pledged as collateral in connection with investments in hotel properties.

None of the Individual Reporting Persons, the  Representative nor any of the executive officers or directors of Family Corp or Family L.P. have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer

(a)           See Items 7, 9 and 13 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of MVWC Stock owned by each of the Reporting Persons.

Schedule 13D/A	Page 15 of 23 Pages
Marriott Vacations Worldwide Corporation

(b)           See Items 8 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of MVWC Stock.

The percentage of the MVWC Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) the 35,425,607 shares of common stock outstanding as of October 4, 2013, as reported on the facing page of the Form 10-Q for the quarter ended September 6, 2013 filed by MVWC; and (ii) the number of shares of MVWC Stock issuable upon the exercise of Options and SARs to purchase MVWC Stock held by such Reporting Person(s) that are exercisable within 60 days of October 31, 2013.

Except as otherwise provided in this Item 5 and as described in the footnotes to the cover pages to this Amendment, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of MVWC Stock deemed to be beneficially owned by such Reporting Person.

(c)           The following Reporting Persons have effected transactions in the MVCW Stock during the past sixty days:

•	On September 10, 2013, Deborah Marriott Harrison received 9,661 shares of MVWC Stock upon the distribution of her Non-Employee Director Share Awards.
•
On November 8, 2013, a grantor annuity trust established by Deborah Marriott Harrison distributed 38,500 shares of MVWC Stock among five trusts for the benefit of the children of Deborah Marriott Harrison, as the remainder beneficiaries.

•	On November 18, 2013, J.W. Marriott, Jr. donated 32,000 shares of MVWC Stock to a charitable organization.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MVWC Stock referred to in paragraphs (a) and (b) above.

(e)           Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Item 4 is incorporated herein by this reference.  The Reporting Persons have also entered into a Joint Filing Agreement dated as of November 18, 2013, a copy of which is filed as Exhibit 7.01 with this Amendment.

Item 7.                 Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of November 18, 2013.

Schedule 13D/A	Page 16 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2013	By:	/s/ J.W. Marriott, Jr.
Date		J. W. Marriott, Jr.

Schedule 13D/A	Page 17 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2013	By:	/s/ Deborah Marriott Harrison
Date		Deborah Marriott Harrison

Schedule 13D/A	Page 18 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2013	By:	/s/ Stephen Blake Marriott
Date		Stephen Blake Marriott

Schedule 13D/A	Page 19 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of Stephen Garff Marriott

November 18, 2013	By:	/s/ Juliana B. Marriott
Date		Name: Juliana B. Marriott
Title: Personal Representative

Schedule 13D/A	Page 20 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2013	By:	/s/ John W. Marriott III
Date		John W. Marriott III

Schedule 13D/A	Page 21 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2013	By:	/s/ David Sheets Marriott
Date		David Sheets Marriott

Schedule 13D/A	Page 22 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc.

November 18, 2013	By:	/s/ John W. Marriott III
Date		Name: John W. Marriott III
Title: President

Schedule 13D/A	Page 23 of 23 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, L.P.

	By:	JWM Family Enterprises, Inc., its General Partner

November 18, 2013	By:	/s/ John W. Marriott III
Date		Name: John W. Marriott III
Title: President & CEO

Appendix A
Individual Reporting Persons

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.
Stephen Blake Marriott	JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Associate, Marriott International, Inc.
John W. Marriott III	JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	President and CEO, JWM Family Enterprises, Inc.
David Sheets Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.

JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.
John W. Marriott III*	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	President and CEO, JWM Family Enterprises, Inc.
David Sheets Marriott*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.
Stephen Blake Marriott*	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Associate, Marriott International, Inc.
Richard L. Braunstein*	4310 42nd Street, N.W. Washington, DC 20016	Retired
Jeffrey Kurzweil	Venable LLP 575 7th Street, NW Washington, DC 20004	Partner, Venable LLP
William J. Shaw*	Marriott Vacations Worldwide Corp. 6649 Westwood Blvd., Suite 500 Orlando, FL 32821	Chairman of the Board, Marriott Vacations Worldwide Corporation

*  Director of JWM Family Enterprises, Inc.

Estate of Stephen Garff Marriott

Name	Business Address	Principal Occupation
Juliana B. Marriott**	c/o JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Personal Representative

** Personal Representative of the Estate of Stephen Garff Marriott.